Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended June 30		Nine Months Ended June 30
	2017	2016	2017	2016
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$111,877	$101,835	$548,832	$487,916
Add:
Portion of rents representative of the interest factor	3,228	3,193	9,496	9,469
Interest on debt & amortization of debt expense	28,498	27,679	86,472	84,775
Income as adjusted	$143,603	$132,707	$644,800	$582,160
Fixed charges:
Interest on debt & amortization of debt expense (1)	$28,498	$27,679	$86,472	$84,775
Capitalized interest (2)	661	760	1,576	2,129
Rents	9,685	9,581	28,489	28,408
Portion of rents representative of the interest factor (3)	3,228	3,193	9,496	9,469
Fixed charges (1)+(2)+(3)	$32,387	$31,632	$97,544	$96,373
Ratio of earnings to fixed charges	4.43	4.20	6.61	6.04